UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

--------------

Commission File Number: 001-35729

----------

YY Inc.

Building B-1 North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Board Composition

Mr. Peng T. Ong tendered his resignation as a director of YY Inc. (“Company”), effective as of November 6, 2018. Mr. Ong resigned for personal reason instead of any disagreement with the Company on any matter relating to the Company’s operations, policies, practices or otherwise.

The board of directors (“Board”) of the Company appointed Mr. David Tang, who has served as an independent director to the Board since May 23, 2013, as the Chairman of the Corporate Governance and Nominating Committee of the Board and a member of the Audit Committee of the Board, effective on November 6, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.
By:	/s/ Bing Jin
	Name:	Bing Jin
	Title:	Chief Financial Officer

Date: November 9, 2018

 3